UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: Third Quarter ended September 2006
and News Releases November 24, 2006

COMMISSION FILE NUMBER: 0-22216

 (Exact name of Registrant as specified in its charter)

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☒

If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MANAGEMENT’S DISCUSSION AND ANALYSIS, for period ended September 30, 2006

INTRODUCTION

The Management’s Discussion and Analysis of financial condition and results of operations (“MD&A”) provides a detailed analysis of Canadian Zinc’s business and compares its financial results for the third quarter and first nine months of 2006 with those of the third quarter and first nine months of 2005. In order to better understand the MD&A, it should be read in conjunction with the unaudited Financial Statements and related notes for the nine months ended September 30, 2006 and in conjunction with the audited Financial Statements and notes for the year ended December 31, 2005, and Managements Discussion and Analysis for the year 2005. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and filed with appropriate regulatory authorities in Canada. The financial statements for the period ended September 30, 2006 are unaudited and have not been reviewed by an auditor.

This MD&A is made as of November 9, 2006.

Management’s Discussion and Analysis contains certain forward-looking statements with respect to the Company’s activities and future financial results that are subject to risks and uncertainties that may cause the results or events predicted in this discussion to differ materially from actual results or events.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form for the year 2005 dated March 30, 2006, is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com.

1.	OVERVIEW

Canadian Zinc Corporation is a public company listed on the Toronto Stock exchange under the symbol ‘CZN’ and is engaged in the business of exploration and development of natural resource properties. The Company's principal focus is the exploration and development of the Prairie Creek Property, a large high-grade zinc/lead/silver property located in the Northwest Territories of Canada.

The Prairie Creek Mine is partially developed with an existing 1000 tpd mill and related infrastructure. The Prairie Creek Property hosts a major mineral deposit containing an estimated, in situ, 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver, with significant exploration potential. Zone 3 of the deposit, as currently known, contains an historically estimated resource of 3.6 million tonnes (measured and indicated) grading 11.8% zinc, 9.7% lead, 0.3% copper and 141.5 grams silver per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc, 10.4% lead, 0.4% copper and 169.2 grams silver per tonne.

During the period the Company was mainly engaged in exploration and development programs at the Prairie Creek mine and permitting activities.

In May 2006 the Mackenzie Valley Land and Water Board issued a Land Use Permit for the Phase 3 Exploration Program at Prairie Creek covering all of the Company’s mining leases and mineral claims outside the immediate mine area.

A budget of $5.7 million has been approved for the 2006 exploration and development program of which approximately $4.6 had been expended by September 30, 2006.

Canadian Zinc is in a strong financial condition. At September 30, 2006 the Company had cash and cash equivalents of $21.7 million and is debt free.

2.	REVIEW OF FINANCIAL RESULTS

For the third quarter and first nine months of 2006, the Company reported net losses of $38,749 and $520,041 respectively, compared to losses of $87,923 and $1,834,149 in the third quarter and first nine months of 2005. Included in the loss for the first nine months of 2005 was an expense of $1,241,000 in respect of stock based compensation arising on the issue during that period of options under the Company’s Stock Option Plan.

Exploration and Development Expense

The Company capitalizes all exploration and development costs relating to its resource interests. During the first nine months of 2006 the Company expended $4,636,100 on exploration and development on the Prairie Creek Property, the principal components of which were exploration drilling and underground development.

The mine site at the Prairie Creek mine reopened in mid-May. The 2006 season saw the biggest work programme since the mine was built and, at its height, involved up to 60 employees and contractors. Procon Mining and Tunneling Limited of Burnaby, B.C. was contracted to undertake the 2006 underground exploration and development program. The underground program involves the driving of approximately 400 meters of new decline tunnel and up to 10,000 metres of underground exploration diamond drilling. A new cross-cut tunnel intersected a thick high grade sequence of zinc-silver-lead-copper mineralization which demonstrated the further continuity of the high grade vein mineral resource. The overall grade of the intersection was calculated at 21.3% zinc, 17.02% lead, 1.2% copper and 413 gpt (12 oz/t) silver, over a true thickness of 6.5 metres. By September 30 the new decline had advanced about 200 metres.

Metallurgical studies were initiated and a large bulk sample was excavated and shipped to SGS Lakefield Laboratories for detailed testing. Engineering studies associated with the access road were completed. Ongoing site care and maintenance and environmental monitoring activities and training programs were also carried out.

A surface exploration program involving the diamond drilling of eleven holes was undertaken on Zone 8 located five kilometers south of the Prairie Creek mill site. All eight completed holes intersected vein mineralization, with good grades of zinc, lead and silver, and again confirmed the continuation of the Prairie Creek vein system five kilometers south of the mine.

During the first nine months of 2005, the Company expended $1,070,089 on the Prairie Creek Property.

Full particulars of the deferred exploration and development costs are shown in Note 2 to the Financial Statements.

Revenue and Interest Income

The Company is in the exploration and development stage and does not generate any operating cash flow. To date the Company has not earned any significant revenues other than interest income. Interest income in the third quarter and first nine months of 2006 was $237,104 and $643,955 respectively, compared to $80,686 and $209,607 in the third quarter and first nine months of 2005, respectively.

Administrative Expenses

Administrative expenses for the third quarter and for the first nine months of 2006 were $274,742 and $969,230 respectively, compared to $167,864 and $800,487 (excluding stock based compensation and amortization) in the third quarter and first nine months of 2005, respectively. The increase was largely attributable to increased activity,and higher management compensation.

Related Party Transactions

The Company had no related party transactions in the first nine months of 2006 or 2005 other than executive compensation in the third quarter and first nine months of 2006 of $107,642 and $479,151 respectively, compared to $86,950 and $271,000 in the third quarter and first nine months of 2005, respectively, paid to executives, directors and corporations controlled by directors. The increase was attributable to timing differences, increased activity and higher management compensation.

3.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Canadian Zinc’s accounting policies are described in Note 2 to the audited financial statements for the year ended December 31, 2005. The critical accounting policies and estimates involved in the judgments that are made in preparing the Company’s financial statements and the uncertainties that could impact the results of operations, financial condition and future cash flows are described in Management Discussion and Analysis for the year ended December 31, 2005.

SUMMARY OF QUARTERLY RESULTS

	Revenue $	Net Earnings (Loss) $	Net Earnings (Loss) per Common Share $
		(Unaudited)
2006
Third Quarter	237,104	(38,749)	(0.00)
Second Quarter	225,490	(326,146)	(0.00)
First Quarter	181,361	(155,146)	(0.00)
2005
Fourth Quarter	119,509	(133,163)	(0.01)
Third Quarter	80,686	(87,923)	(0.00)
Second Quarter	75,812	(159,896)	(0.00)
First Quarter	53,108	(1,586,330)	(0.02)
2004
Fourth Quarter	82,579	(230,314)	(0.01)
Third Quarter	83,134	(63,978)	(0.00)
Second Quarter	83,635	(135,300)	(0.00)
First Quarter	80,728	(249,535)	(0.00)
4.	LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Canadian Zinc does not generate any operating cash flow and has no income other than interest income. The Company relies on equity financings for its working capital requirements and to fund its planned exploration, development and permitting activities. Interest income in the first nine months of 2006 was $643,955, compared to $209,607 in the first nine months of 2005.

Source of Cash - Financing Activities

During the first nine months of 2006 the Company generated $9,850,960 from the issue of Units, exercise of broker warrants and stock options. In the first nine months of 2005 cash flow from financing activities was $233,288 through the exercise of share purchase warrants.

Use of Cash - Investing Activities

In the first nine months of 2006 cash used in operating activities was $325,275 , prior to non-cash working capital adjustments, which largely represents corporate and operating expenses, whilst cash used in investing activities was $5,017,306 in exploration and development expenditures made on the Prairie Creek Property. A schedule of the Company’s deferred exploration and development costs is included in Note 2 to the financial statements and shows the major components of expenditure.

In the first nine months of 2005 cash used in operating activities was $590,880, prior to non-cash working capital adjustments, again largely representing corporate and operating expenses, whilst cash used in investing activities was $1,112,597 in exploration and development on the Prairie Creek Property.

Liquidity, Financial Condition and Capital Resources

In the first nine months of 2006, Canadian Zinc’s cash position, including term deposits and short term investments, increased from $16,063,876 at December 31, 2005 to $21,719,907 at September 30, 2006. The Company’s working capital increased to $20,548,025 at September 30, 2006 from $16,039,646 at December 31, 2005. The increase in each case was attributable to the funds raised in financing during the first quarter of 2006. During the third quarter the Company’s working capital decreased to $20,548,025 from $23,604,097 at June 30, 2006 which was largely attributable to the funds expended on operations and exploration and development at the Prairie Creek property.

The Company is in a strong financial position to carry out its planned exploration, development and permitting activities. Canadian Zinc is in a debt free position and has no off balance sheet financing structures in place.

In the first nine months of 2006 the Company completed an underwritten private placement for total proceeds of $9.6 million, through the issuance of 13,333,333 units, priced at $0.72 per unit. Each unit consists of one common share and one-half share purchase warrant. One full warrant is exercisable to purchase one common share at a price of $1.00 per share for a period of two years.

In connection with the financing 1,333,333 Underwriter’s options were issued to the Underwriter, which entitles the holder to acquire one Underwriter’s unit at a price of $0.72 per Underwriter’s unit for a period of 24 months from January 30, 2006. These warrants were issued as part of the cost of the private placement and were allocated at fair value based on the Black Scholes Option Pricing Model in accordance with CICA Handbook Section 3860, “Financial Instruments-Disclosure and Presentation”.

In the first nine months of 2006, options on a total of 690,000 shares were exercised under the Company’s Stock Option Plan for proceeds of $669,397 (including $255,397 from contributed surplus attributed to stock-based compensation recognized in prior periods).

At September 30, 2006 the Company had 94,778,135 common shares outstanding, compared to 79,747,212 common shares outstanding at December 31, 2005. The authorized capital is unlimited common shares with no par value,

At September 30, 2006 the Company also had 8,447,425 share purchase warrants outstanding and exercisable at $0.72 and $1.00 per share and expiring on January 30, 2008.

5.	RISKS AND UNCERTAINTIES

In conducting its business, Canadian Zinc faces a number of risks and uncertainties. These are described in detail under the heading “Risk Factors” in the Company’s Annual Information Form for the year 2005, dated March 30, 2006, which is filed on SEDAR and which may be found at www.SEDAR.com and which is incorporated herein by reference. The principal risks and uncertainties faced by the Company are summarized in Management’s Discussion and Analysis for the year ended December 31, 2005.

6.	OUTLOOK

Canadian Zinc is currently in an exploration and development phase. At September 30, 2006 the Company held cash and deposits of $21.7 million, placing the Company in a strong financial position to carry out its planned exploration, development and permitting activities.

Business conditions for Canadian Zinc are expected to be positive as demand for primary metals, allied to a continuing shortage in supply, will help to sustain metal prices, which in turn should encourage investor interest in mining and exploration companies. However, economic uncertainties, particularly with regard to the United States economy, and upward movement in interest rates, may have a negative impact on stock prices and investor interest in mineral exploration companies in general.

Plans for the remainder of 2006 include continuing the Company’s exploration programme on the Prairie Creek property, including the underground decline and underground drilling program. Expenditures on exploration and development are expected to continue for the remainder of 2006 as the programmes at the Prairie Creek mine will continue into 2007.

At the same time ongoing technical and metallurgical studies will continue to advance the project towards commercial production. The Company will also continue with its permitting activities and is preparing an application for the Land Use Permits and Water License for commercial operation of the Prairie Creek mine.

The Company has also undertaken the review of a number of other new mining investment opportunities and this activity will continue.

CAUTIONARY NOTE:

Some of the statements contained in this document are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”). Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company expects to produce delays in obtaining permits, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company’s activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Other delays in factors that may cause actual results to vary materially include, but are not limited to, the receipt of permits or approvals, changes in commodity and power prices, changes in interest and currency exchange rates, geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral resources) unanticipated operational difficulties (including failure with plant, equipment or processes to operate in accordance with specifications or expectations) cost escalation, unavailability of materials and equipment, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: December 15, 2006	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman